September 16, 2009

VIA EDGAR CORRESPONDENCE AND FEDEX

Mr. David L. Orlic

Office of Mergers and Acquisitions

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Armstrong World Industries, Inc.
Schedule TO-T filed by Armor TPG Holdings LLC et al.
Filed on September 3, 2009
Filed No. 005-30703

Dear Mr. Orlic:

On behalf of Armor TPG Holdings LLC (“Purchaser”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter to us dated September 14, 2009 with respect to the above-referenced filing.

For your convenience, the text of the Staff’s comments is set forth below in italics followed in each case by the response. Purchaser is concurrently filing Amendment No. 1 to the Schedule TO (“Amendment No.1”) via EDGAR, four copies of which are enclosed with the FedEx’d copy of this letter for your convenience. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Offer to Purchase unless otherwise indicated.

General

1. Please tell us what consideration was given to including the issuer and the Trust as an offeror or bidder. We note that you and the Trust are controlling shareholders who share beneficial ownership of 64.5% of the total number of shares of common stock outstanding. Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000) in your analysis of whether other bidders should be included. To the extent you determine not to add additional bidders, please provide your analysis in your response letter. To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

We note the Staff’s comment and respectfully submit that neither Armstrong World Industries, Inc. (“AWI” or the “Issuer”) nor the Trust is an offeror or bidder in the offer. The offer is not being made by or on behalf of the Issuer or the Trust, either generally or when evaluated under the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Online (November 14, 2000) as described in detail below. Accordingly, neither the Issuer nor the Trust constitutes a bidder in the offer.

Neither the Issuer nor the Trust formed the Purchaser. Purchaser was formed by and is wholly-owned by the other entities named as filing persons. Neither the Issuer nor the Trust have any ownership or control interest, whether through the ownership of voting securities or membership interests, contract or otherwise, in Purchaser. The Issuer and the Trust do not and cannot direct or control, whether directly or indirectly, the management, policies or actions of Purchaser.

Purchaser has undertaken the offer to comply with provisions of the Issuer’s Amended and Restated Articles of Incorporation (the “Charter”) that require that upon the transfer by the Trust of more than 5% of the total outstanding shares to any person, who after giving effect to the transfer would beneficially own more than 35% of the total outstanding shares, the purchaser of such shares must offer to purchase a pro rata number of shares from non-Trust shareholders for the same type and amount of consideration per share as paid to the Trust. The Charter dictated the parameters of the offer but Purchaser controlled all decisions as to the initiation, structuring, timing and other terms of the tender offer to fulfill its obligations under the Charter. Purchaser did not negotiate these matters with the Issuer or the Trust. The Issuer and the Trust did not and cannot control or influence Purchaser’s decisions and actions with respect to the offer.

The Issuer will not have any beneficial or pecuniary interest in any shares Purchaser acquires in the offer and the Issuer is not party to the Purchase and Sale Agreement or the Shareholders’ Agreement. The Shareholders’ Agreement between Purchaser and the Trust (as described on pages 21 through 23 of the Offer to Purchase) provides for certain governance rights and voting obligations between Purchaser and the Trust. As a result, as disclosed on pages 15 through 16 of the Offer to Purchase, the Trust will share beneficial ownership of the shares of the Issuer’s common stock Purchaser acquires, if any, in the offer. However, the Trust has no economic interest in the shares Purchaser may acquire in the offer and outside of the specific rights identified in the Shareholders’ Agreement, the Trust cannot control Purchaser’s right to vote, dispose of or otherwise control Purchaser’s ownership of the shares. Furthermore, because the Trust already owns greater than fifty percent of the outstanding shares of the Issuer, the Trust will have no additional voting control or greater voting power following completion of the offer.

Neither the Issuer nor the Trust will provide any funds or play any role in obtaining financing for Purchaser’s purchase of the shares in the offer.

We note further, with respect to the Issuer, that on September 15, 2009, the Issuer filed a Solicitation/Recommendation Statement on Schedule 14D-9, in which the board of directors of the Issuer did not make a recommendation or express an opinion to the Issuer’s shareholders with respect to the offer, and containing the information required to be disclosed by that Schedule.

Although we recognize it is not a dispositive factor, we also note that adding the Trust as a bidder would not provide additional material information to the Issuer’s shareholders. All information required to be disclosed with respect to the Trust pursuant to Instruction C if it were a bidder is already included in the Schedule TO (see pages 15 through 17 and Schedule A of the Offer to Purchase).

2. We note that you currently beneficially own 64.5% of the total shares of common stock outstanding, and that after the tender offer you will beneficially own 72.2%. Please provide us with your analysis as to whether the tender offer constitutes the first step in a Rule 13e-3 transaction. Refer to Interpretive Response 201.05, Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division’s Compliance and Disclosure Interpretations.

We note the Staff’s comment and respectfully submit that the offer does not constitute the first step in a Rule 13e-3 transaction. Under Rule 13e-3(a)(3), a Rule 13(e)-3 transaction is a transaction or series of transactions that has a reasonable likelihood or a purpose of, directly or indirectly, causing: a class of the issuer’s equity securities to become eligible for termination of registration; the reporting obligations with respect to such class to become eligible for termination or suspension; any class of equity securities of the issuer to be delisted from any national securities exchange or not authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

The offer, including the combination of the offer with Purchaser’s acquisition of shares from the Trust, does not have any such purpose and will not have any such effects. The Issuer’s securities will not be eligible for termination of registration as a result of the offer and the Issuer will continue to have reporting obligations under the Exchange Act following the offer. The Issuer’s securities will continue to be quoted on the NYSE following the closing of the offer.

Furthermore, as Purchaser and the other offering persons state on page 20 of the Offer to Purchase, they in conjunction with the Trust, already have beneficial ownership of a majority of the outstanding shares of the Issuer and the purpose of the offer is to comply with the requirements of the Charter, not to acquire or influence control of the business of the Issuer. In addition, as stated on page 16 of the Offer to Purchase, Purchaser has no present intention of acquiring shares of the Issuer’s common stock in excess of the number of shares Purchaser has offered to acquire in the offer. We further confirm, on the Purchaser’s behalf, that neither it nor the other offering persons have any present intention to engage in any other transaction that would have one of the effects specified in Rule 13e-3.

3. We note that, on August 10, 2009, the TPG Partners and the Trust entered into an agreement to purchase seven million shares of common stock of the issuer, and that on August 28, 2009, the TPG Partners assigned their rights and obligations under the agreement to the Purchaser. We also note that this purchase was subsequent to the time of the public announcement of the tender offer on August 11, 2009. Please provide your analysis as to the applicability of Rule 14e-5 of Regulation 14E to this transaction. If you relied on an exemption from that rule in order to complete the purchase, please address how you satisfied the elements of the exemption in your response.

Pursuant to the exception for “Purchases Pursuant to Contractual Obligations” under Rule 14e-5(b)(7) of Regulation 14E, Purchaser acquired shares of the Issuer’s common stock from the Trust following the announcement of the offer. The requirements for this exception, which allows for the purchase of shares pursuant to contractual obligations following the announcement of a tender offer, are: (1) The contract was entered into before public announcement of the tender offer, (2) The contract is unconditional and binding on both parties and (3) The existence of the contract and all material terms including quantity, price and parties are disclosed in the offering materials.

On August 10, 2009, the TPG Partners and the Trust entered into an agreement for the purchase and sale of seven million shares of common stock of the Issuer. The contract was binding on the parties to the agreement and it contained no conditions to the sale and purchase of the shares, i.e., there was no financing condition, no shareholder or trustee approvals were necessary and no regulatory or other governmental consents were required. (Of course, the parties would not be obligated to perform under the agreement if they were subject to an injunction preventing such performance; the Purchase and Sale Agreement makes this explicit so as to eliminate any risk of a damage remedy by the Trust in the event of such an injunction.) To comply with their obligations under the Purchase and Sale Agreement, the TPG Partners created Purchaser to acquire and hold the shares and to undertake the offer. The assignment by the TPG Partners to Purchaser did not relieve the TPG Partners of their obligations under the Purchase and Sale Agreement. The Purchase and Sale Agreement was filed on Schedule 13D by the TPG Partners the day following execution of the agreement and it was incorporated by reference as Exhibit (d)(1) to the Schedule TO. As provided in the Purchase and Sale Agreement, and described on page 20 of the Offer to Purchase, the purchase was consummated on August 28, 2009 prior to commencement of the offer. The material terms of the Purchase and Sale Agreement, including quantity, price and parties, were described in the Offer to Purchase.

We respectfully submit that Purchaser’s acquisition of the Issuer’s shares fulfilled all of the requirements under Rule 14e-5(b)(7) to qualify for the exception for “Purchases Pursuant to Contractual Obligations.”

If you prorate, when will I know how many shares will actually be purchased, page 2

4. Your disclosure indicates that you do not expect to announce the final results of proration or pay for any shares until at least three trading days after the expiration of the offer, which implies that these events could occur more than three trading days after expiration. Furthermore, you disclosure that you will announce preliminary results of proration as promptly as practicable. Rule 14e-1(c) requires that you pay the consideration offered “promptly” upon expiration of the offer. Please advise here and throughout the document, as necessary.

Revised disclosure has been included on page 2 of Amendment No. 1 in response to the Staff’s comment.

Terms of the Offer; Proration, page 5

5. We note that you intend to give oral or written notice of an extension. Please revise, here and on page 10, to comply with Rule 14e-1(d) which requires that notice of an extension be in writing.

In response to the Staff’s comment, we have included revised disclosure on pages 2-3 of Amendment No. 1 to clarify that any notice to the depositary of an extension will be in addition to the public announcement required by Rule 14e-1(d).

With respect to the disclosure on page 10 of the Offer to Purchase we respectfully submit that the statement that reads “For purposes of the offer, we will be deemed to have accepted for payment, and thereby purchased, shares properly tendered to us and not withdrawn, if and when we give oral or written notice to the depositary of our acceptance for payment of those shares” relates to the acceptance of shares for payment, not an extension of an offer, and is not implicated by Rule 14e-1(d).

Certain Information Concerning AWI, page 13

6. We note that you have included non-GAAP financial measures in this section. Please advise us as to the consideration given to whether these non-GAAP projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

We note the Staff’s comment and respectfully submit that Rule 100(a) of Regulation G does not require additional disclosure with respect to the financial projections in the Offer to Purchase. Rule 100(a) of Regulation G requires that when a registrant, or person acting on its behalf, publicly discloses material information that includes non-GAAP financial measures, the registrant must accompany such information with certain additional disclosures. The offer, however, is not by or on behalf of the Issuer or pursuant to any agreement with the Issuer. The Offer to Purchase included the financial projections only because the Issuer provided the projections to Purchaser and its affiliates. Purchaser and the other filing persons do not have and were never provided with the additional information that would be required by Regulation G if the offer were by or on behalf of the Issuer.

Certain Information Concerning Purchaser, Its Affiliates and Group Members, page 15

7. You have not provided financial statements of the bidder. Instruction 2 to Item 10 of Schedule TO appears not to be available, given that you are not a public reporting company and you are making a partial offer. Please tell us, in greater detail than appears in the last paragraph of this section, how you determined that financial statements are not material under the circumstances of your offer.

Purchaser does not believe that its financial statements are material to a shareholder’s decision to sell, tender or hold the securities sought in the offer. We acknowledge that Instruction 2 to Item 10 of Schedule TO states that financial statements are not considered material, when among other things, the offer is for all outstanding securities. We note, however, that Final Rule: Regulation of Takeovers and Security Holders Communications Release No. 33-7760 (October 26, 1999) (“Release No. 33-7760”) states that Instruction 2 is merely a safe harbor and is therefore not the exclusive means for determining whether financial statements should be deemed material. Indeed, Instruction 1 to Item 10 indicates that the facts and circumstances of the tender offer should be taken into account in determining whether the financial statements of Purchaser are material.

As disclosed in the Schedule TO, the offer consideration consists solely of cash and the offer is not subject to a financing condition. The Schedule TO further states that the TPG Funds have available sufficient cash and equity commitments and will arrange for Purchaser to have sufficient funds to purchase all shares validly tendered in the offer. Release No. 33-7760 indicates that the offering of all cash consideration and the absence of a financing condition are factors that support a determination that the financial statements of Purchaser are not material.

Release No. 33-7760 also states that a factor to be considered in determining whether the financial statements of the bidder are material is “the ability of the bidder to pay for the securities sought in the tender offer.” We note that the TPG Funds are well-known investors with a history of making substantial investments in major corporations such as the Issuer. In the event the offer is fully subscribed the total amount necessary to purchase all shares tendered would be approximately $99 million, the TPG Funds have cash and equity commitments in amounts substantially in excess of this amount that are available for this purpose. In this regard, although not necessary for our conclusion, we note that it is extremely remote that the offer will be fully subscribed; in fact, it is likely that few, if any, shareholders will tender any shares given that as of the close of the trading day prior to the date of this letter, the closing NYSE-reported price for the shares was approximately 50% (or more than $10.00 per share) above the offer price per share. In this regard, we note that the Offer to Purchase contains prominent boldface disclosure on the cover, in the Summary, and elsewhere that shareholders may be able to obtain a higher price by selling their shares in the open market or otherwise rather than pursuant to the offer.

Given the limited amount of funds conceivably necessary to consummate the offer (in the extremely unlikely event that there are significant tenders) and the record of the TPG Funds (and other TPG entities) in completing transactions, we believe stockholders have all of the material information necessary to evaluate whether Purchaser has sufficient capacity to make payment for shares tendered in the offer.

Footnote 195 to Release No. 33-7760 states that “financial information also can be material when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target.” As described above and disclosed in the Offer to Purchase, the purpose of the offer is to comply with the Charter, which requires the offer as a result of the acquisition of shares by Purchaser from the Trust. The purpose of the offer is not to gain additional influence over the management and affairs of the Issuer. Purchaser already has a shared beneficial interest in a majority of the outstanding shares of common stock of the Issuer and Purchaser believes that the potential increase in its beneficial ownership from 64.5% to 72.2% and the increase in Purchaser’s direct ownership from 12.2% to 19.9% (making the unlikely assumption, in each case, that the offer is fully subscribed) will have no incremental effect on Purchaser’s or the TPG Funds’ pre-offering relationship with the Issuer, its board of directors or management or the Trust.

Pursuant to the Charter, AWI’s board of directors must contain a majority of independent directors (within the meaning of the Charter). Consistent with that requirement, Purchaser and the Trust have agreed in the Shareholders’ Agreement to take all necessary action to, among other things, cause the Issuer’s board of directors to consist of eleven directors, including six independent directors (all as described on page 21 of the Offer to Purchase). Moreover, as required by the Confidentiality Agreement between TPG and AWI (and as disclosed on page 23 of the Offer to Purchase), TPG delivered an undertaking to AWI that, for two years after the purchase of shares from the Trust pursuant to the Purchase and Sale Agreement, it would not vote any shares beneficially owned by it in favor of any amendment to specified sections of the Charter related to the management of the Issuer’s business and affairs. These restrictions limit Purchaser’s and the TPG Funds’ ability to exert additional influence or control over the management and affairs of AWI, even if the offer is fully subscribed.

Based on the foregoing, Purchaser believes that its financial statements are not material and are not required to be included in the Schedule TO.

Letter of Transmittal, Exhibit (a)(1)(B)

8. We note that the purchaser reserves the right to transfer or assign the right to purchase the shares tendered in the offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

The Staff’s comment is noted and we confirm that we understand that any entity to which we assign the right to purchase shares in the offer must be included as a bidder in the offer. We further understand that adding additional bidders may require us to disseminate additional offer materials and to extend the term of the offer.

*        *        *

As requested, Purchaser and the other filing persons acknowledge that:

•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing persons may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me by telephone at (212) 225-2370 or Lindsay Barenz at (212) 225-2774 or by fax at (212) 225-3999.

Very truly yours,

/s/ Victor Lewkow

Cc: Clive Bode

      Lindsay Barenz